

July 30, 2015

<u>Via E-mail</u>
Mr. Gavin B. Brandon
Senior Vice President and Chief Accounting Officer
VEREIT, Inc. (f/k/a American Realty Capital Properties, Inc.)
VEREIT Operating Partnership, L.P. (f/k/a ARC Properties Operating Partnership, L.P.)
2325 E. Camelback Road, Suite 1100
Phoenix, AZ 85016

> **Re:** **VEREIT, Inc. (f/k/a American Realty Capital Properties, Inc.)**
> **Form 10-K and Form 10-K/A for the year ended December 31, 2014**
> **Filed on March 30, 2015 and April 30, 2015**
> **File No. 001-35263**
>
> **VEREIT Operating Partnership, L.P. (f/k/a ARC Properties Operating Partnership, L.P.)**
> **Form 10-K and Form 10-K/A for the year ended December 31, 2014**
> **Filed on March 30, 2015 and April 30, 2015**
> **File No. 333-197780**

Dear Mr. Brandon:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief